News Release

BRASCAN CORPORATION
ANNOUNCES NORMAL COURSE ISSUER BID

TORONTO, April 19, 2005 – Brascan Corporation (NYSE / TSX: BNN) today announced that it has received approval from the Toronto Stock Exchange for its proposed normal course issuer bid to purchase up to 21,000,000 Class A Limited Voting Shares (“Class A Shares”), representing approximately 10% of the public float of the company’s outstanding Class A Shares. Purchases pursuant to the bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The period of the normal course issuer bid will extend from April 21, 2005 to April 20, 2006, or an earlier date should Brascan complete its purchases. Brascan will pay the market price at the time of acquisition for any Class A Shares purchased through the facilities of the Exchanges. All Class A Shares acquired by Brascan under this bid will be cancelled. As at April 12, 2005, the number of Class A shares issued and outstanding totalled approximately 259.7 million.

Under its current normal course issuer bid that commenced on April 21, 2004 and expires on April 20, 2005, Brascan has purchased 417,695 Class A Shares through open market purchases on the Toronto Stock Exchange and the New York Stock Exchange at an average price per shares of C$42.80.

Brascan maintains an issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. The company believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brascan, since a portion of the company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

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Brascan Corporation is an asset management company. With a focus on property, power and other infrastructure assets, the company has direct investments of $20 billion and a further $7 billion of assets under management. This includes 70 premier office properties and over 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com